                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended December 31, 2002


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________



                        Commission File Number: 000-21553


                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                            (Full title of the Plan)


                          METROPOLITAN FINANCIAL CORP.
                            22901 Millcreek Boulevard
                            Highland Hills, OH 44122
                                 (216) 206-6000
             (Name of issuer of the securities held pursuant to the
                    plan and address of its principal office)

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

     1. Independent Auditors' Report

     2. Statement of Net Assets Available for Benefits

     3. Statement of Changes in Net Assets Available for Benefits

     4. Notes to Financial Statements

     5. Schedule of Assets Held for Investment Purposes at the End of the Year


Exhibits.  The following exhibit is filed as part of this annual report:

     Exhibit 23 - Consent of Crowe, Chizek and Company LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        METROPOLITAN FINANCIAL CORP.
                                        STOCK PRUCHASE PLAN

                                        By: METROPOLITAN BANK AND
                                            TRUST COMPANY

                                        By: /s/ Kenneth T. Koehler
                                            ------------------------------------
                                            Kenneth T. Koehler,
                                            President & Chief Executive Officer
                                            (on behalf of the Registrant)

                                        By: /s/ Marcus Faust
                                            ------------------------------------
                                            Marcus Faust,
                                            Executive Vice President & Chief
                                            Financial Officer (as Principal
                                            Finance Officer)

Date: April 29, 2003

                          METROPOLITAN FINANCIAL CORP.

                               STOCK PURCHASE PLAN

                           December 31, 2002 and 2001

                              ANDOVER BANCORP, INC.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                              FINANCIAL STATEMENTS
                           December 31, 2002 and 2001








                                    CONTENTS



Report of Independent Auditors ..........................................  1

Statements of Net Assets Available for Benefits -
FINANCIAL STATEMENTS ....................................................  2

Statements of Changes in Net Assets Available for Benefits ..............  3

Notes to Financial Statements ...........................................  4

SUPPLEMENTAL SCHEDULE -
Schedule of Assets (HELD AT END OF YEAR) ................................  6

                         REPORT OF INDEPENDENT AUDITORS


The Administrative Committee of
Metropolitan Financial Corp. Stock Purchase Plan
Highland Hills, Ohio


We have audited the accompanying statements of net assets available for benefits of the Metropolitan Financial Corp. Stock Purchase Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              Crowe Chizek and Company LLC

Cleveland, Ohio
March 27, 2003

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                                                                              1.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                            STATEMENTS OF NET ASSETS
                             AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

                                                        2002         2001
                                                     ---------    ---------

ASSETS

Metropolitan Financial Corp. common stock
  (Cost 2002 - $0; 2001 - $263,093)                  $       -    $ 201,087

Cash                                                         -           11
                                                     ---------    ---------

         Total assets                                        -      201,098
                                                     ---------    ---------


Net assets available for benefits                    $       -    $ 201,098
                                                     =========    =========


--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.


                                                                              2.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                     Years ended December 31, 2002 and 2001


--------------------------------------------------------------------------------

                                                     2002           2001
                                                  -----------    ----------


Additions to net assets attributed to:

Appreciation in market value of investments
Contributions -
     Members                                      $   146,379    $   95,894
     Employer                                           3,139         4,896
                                                       61,987        19,095
                                                  -----------    ----------
                                                      211,505       119,885

Deductions from net assets attributed to:
Distributions to members for terminations,
   withdrawals and excess contributions               412,603        18,738
                                                  -----------    ----------
                                                      412,603        18,738
                                                  -----------    ----------

Net increase                                         (201,098)      101,147

Net assets available for benefits:

     Beginning of year                                201,098        99,951
                                                  -----------    ----------
     End of year                                  $         -    $  201,098
                                                  ===========    ==========



--------------------------------------------------------------------------------
   The accompanying notes are an integral part of these financial statements.

                                                                              3.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The Metropolitan Financial Corp. Stock Purchase Plan (the Plan) was a contributory stock purchase plan established September 1, 1999 by Metropolitan Financial Corp. (MFC), the plan sponsor, to allow employees and directors of MFC and its subsidiaries to invest in common stock of MFC. The Plan was not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was terminated on November 1, 2002. All assets held by the plan were distributed to plan participants.

All employees and Directors of MFC and its subsidiaries who desired to purchase shares of the Common Stock of MFC through payroll deductions or individual contributions in accordance with the terms and conditions of this Plan were eligible for the Plan. MFC offered all eligible Participants the opportunity to purchase shares of stock at 95% of the then current market value of the stock.

The Plan was administered by the Trust department of Metropolitan Bank & Trust (MB&T, the Plan Administrator), a subsidiary of MFC, as the Plan Administrator appointed by MFC. Plan assets were held in trust by MB&T as Trustee under the overall direction of the Plan Administrator. Cash contributions by both members and MFC were invested in MFC common stock. The assets of the Plan were allocated among accounts established for each member. Income was allocated proportionately among the members' accounts based upon their respective account balances.

The shares credited to the account of each member for MFC contributions were determined on the basis of the member's proportionate share of total member contributions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIC OF ACCOUNTING: The financial statements of the Plan have been prepared utilizing the accrual basis of accounting, primarily from data submitted to the Plan Administrator by the Trustee.

INVESTMENT IN MFC STOCK: Investments in MFC common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. All security transactions are recorded as of the trade date.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

TRUST MANAGEMENT: Under the terms of a trust agreement between the Trustee and MFC, the Trustee managed a trust (the Trust) on behalf of the Plan. The investments, and changes therein, of this Trust have been reported to the Plan by the Trustee as having been determined through the use of fair values for all assets of the Trust. The cost of shares distributed is based on average cost.

--------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.


                                                                              4.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COST AND EXPENSES: The Trust Department of MFC provided the service of purchasing shares for Plan participants at no cost. MFC paid the brokerage commissions, if any, on shares purchased.


NOTE 3 - DISTRIBUTIONS TO MEMBERS

Upon withdrawal from the Plan, or upon Plan termination, distributions were made to participants (or the beneficiary in the case of death) after receipt of written consent from the participant. Distributions are made in whole shares of stock, with fractional shares payable in cash.


NOTE 4 - INCOME TAX STATUS

The Plan is not qualified under Section 401 of the IRC and therefore income earned by the trust holding the plan's assets is not exempt from federal income taxes. As a non-qualified plan, the Plan has not applied for or received an IRS determination letter.

Participant contributions to the Plan are made on an after-tax basis. However, Employer contributions and certain earnings, including dividends and gain or loss from the sale of securities realized by the Plan, must be reported as income by participants annually. The participants' Employer and/or the Plan trustee notified each participant as to the annual amount to be reported as taxable income. Therefore, no provision for income taxes is included in the accompanying financial statements.

--------------------------------------------------------------------------------

                                                                              5.

                          METROPOLITAN FINANCIAL CORP.
                               STOCK PURCHASE PLAN
                       ASSETS HELD FOR INVESTMENT PURPOSES
                           December 31, 2002 and 2001

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

                                                                 December 31, 2001
                                                 ---------------------------------------------
                                                  Number                               Market
Description of Asset                             of Shares           Cost              Value
--------------------                             ---------        ----------        ----------

Metropolitan Financial Corp. common stock          65,930         $  263,093        $  201,087

Cash and cash equivalents                                         $       11        $       11




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                                                                              6.